May 10, 2007
Ms. Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C., 20549
Re: Transmeta Corporation
Form 10-K for the Fiscal Year Ended December 29, 2006
Filed March 30, 2007
File No. 000-31803
Dear Ms. Tillan:
The management of Transmeta has reviewed your comment letter dated 4/27/07 and understands that the purpose of your review is to assist us in our compliance with the disclosure requirements. Given the length and nature of our responses to your comments, we have referenced each of your comments below with a direct response as opposed to including a cover letter with a response key.
Form 10-K for Fiscal Year ended December 29, 2006
Item 8: Financial Statements and Supplemental Data, Pg 42
Consolidated Statements of Operations, Pg 46
1.	We have reviewed the interpretive response in SAB 107 Topic 14-F regarding the classification of compensation expense associated with Share Based Payment arrangements. Based on our review, we will adjust all future filing to reflect all stock-based compensation expense to include payments to employees as well as non-employees in the same lines as cash compensation would be reported. We will reflect this change in all periods being reported. As such, the stock based compensation line on the face of the income statement will be removed eliminating the need for our footnotes for the exclusion of variable and deferred stock based compensation to non-employees.
2.	We intend to revise our future filings to remove the breakout of Total Stock Based Compensation as a caption from the table included as a footnote on the face of the income statement. We will incorporate for the appropriate income statement line items a parenthetical footnote reference where we will discuss all stock based compensation for all periods presented.
Note 1. Overview, page 50
- Fiscal Year End, pg. 51
3.	Upon re-review of our Fiscal Year note, we acknowledge that the first lines of the disclosure are in conflict with the second paragraph. As disclosed in the second paragraph, on February 25, 2005, the Company’s Board of Directors resolved to change the fiscal year from one ending on the last Friday in December to a fiscal year ending on the last calendar day of December. On March 3, 2005 a Form 8-K was filed reflecting this change.

Transmeta Corporation     ·     3990 Freedom Circle, Santa Clara, California     ·     Phone: 408.919.3000     ·     Fax: 408.919.6540

The first sentence of the first paragraph of our Fiscal Year note is only relevant for fiscal year 2004; however, the last Friday of December 2004 was in fact December 31 — the same date as our year-ends for 2005 and 2006. This Fiscal Year note will be changed for all future filings to reflect a calendar year-end.
Transmeta management acknowledges:
1)	That the company is responsible for the adequacy and accuracy of the disclosures in our SEC filings;

2)	The SEC staff comments or changes in disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and,

3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Ralph Harms
Ralph Harms
Chief Financial Officer Transmeta Corporation

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Transmeta Corporation     ·     3990 Freedom Circle, Santa Clara, California     ·     Phone: 408.919.3000     ·     Fax: 408.919.6540